                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                          Bio-Rad Laboratories, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                 Class B Common Stock, Par Value $1 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                  090572-21-8
         ------------------------------------------------------------
                                (CUSIP Number)

                    David Schwartz, 1000 Alfred Nobel Drive
                              Hercules, CA 94547
                                (510) 724-7000
         ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                        February 28, 1997 (Revised 5/20/97)**
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   **See page 2 and items 5 and 6 below, which were revised due to calculation errors.
                                    1 of 5

                                 SCHEDULE 13D
  CUSIP No. 090572-21-8                                    Page 2 of 5 Pages

  ----------------------------------------------------------------------------
  (1) NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      David Schwartz, ###-##-####
  ----------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

      Alice N. Schwartz, as spouse of David Schwartz, has a one-half community property interest in 1,628,843 shares of this class.  (b) / /
                                     ---------
  ----------------------------------------------------------------------------
  (3) SEC USE ONLY


  ----------------------------------------------------------------------------
  (4) SOURCE OF FUNDS*

      PF
  ----------------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                  / /

  ----------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
  ----------------------------------------------------------------------------
                       (7) SOLE VOTING POWER
    NUMBER OF
                           1,640,176
                           ---------
     SHARES            -------------------------------------------------------
                       (8) SHARED VOTING POWER
   BENEFICIALLY
                           0
    OWNED BY           -------------------------------------------------------
                       (9) SOLE DISPOSITIVE POWEREACH
    REPORTING
                           1,640,176
                           ---------
     PERSON            -------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER
      WITH
                           0
  ----------------------------------------------------------------------------
  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,628,843
       ---------
  ----------------------------------------------------------------------------
  (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

  ----------------------------------------------------------------------------
  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       62.3%
       -----
  ----------------------------------------------------------------------------
  (14) TYPE OF REPORTING PERSON*

       IN
  ----------------------------------------------------------------------------
                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    2 of 5

  Item 1.  Security and Issuer

  This statement relates to the Class B Common Stock, par value $1.00 per share ("Shares"), of Bio-Rad Laboratories, Inc. ("Bio-Rad" or the "Company") whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

  Item 2.  Identity and Background

  This statement is being filed by David Schwartz, President and Chairman of the Board of Bio-Rad, 1000 Alfred Nobel Drive, Hercules, California 94547.

  Alice N. Schwartz, a Director, has one-half community property interest in all shares owned beneficially by Mr. Schwartz. Mrs. Schwartz is retired and resides at 1129 James Place, El Cerrito, California 94530.

  During the last five years, neither Mr. or Mrs. Schwartz has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  Mr. and Mrs. Schwartz are citizens of the United States of America.

  Item 3.  Source and Amount of Funds or Other Consideration

  The funds used for the direct purchase of Bio-Rad shares were available from personal funds of Mr. and Mrs. Schwartz. The 36,000 shares of Bio-Rad Class B Common Stock directly purchased were acquired upon the exercise of stock options at a price of $13.1067 per share pursuant to the 1984 Stock Option Plan of Bio-Rad Laboratories, Inc.

  The funds used for the indirect (partnership) purchase of Bio-Rad shares were the funds available from the partnership assets.

  Item 4.  Purpose of Transaction

  The purpose of David Schwartz' ownership of Bio-Rad Shares has been control. Mr. Schwartz controls the management of the Company and may be deemed to be a "parent" of the Company as that term is defined in the Rules and Regulations of the Securities and Exchange Commission.

  Item 5.  Interest in Securities of the Issuer

  David Schwartz owns beneficially 1,628,843 (62.3%) Shares with respect to
                                   ---------  -----
  which he has sole voting and dispositive power.


  In the past 60 days the following transactions have been effected:

                  No. of Shares
   Date        Acquired (Disposed)       Price             Ownership

  2/14/97              700               $28.50        Indirect (Partnership)
  2/18/97              300                28.50        Indirect (Partnership)
  2/18/97            1,000                28.50        Indirect (Partnership)
  2/28/97           36,000                13.1067      Direct


  This table does not include any transactions which may be effected by the Company's profit sharing plan.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Mr. Schwartz is also the beneficial owner of 1,609,687 shares of Class A
                                               ---------
  Common Stock.

  Mr. & Mrs. Schwartz are general partners in a limited partnership which, from time to time, holds securities of the issuer. As general partners, Mr. & Mrs. Schwartz have voting and dispositive power for the partnership's Shares; however, they disclaim beneficial ownership of 2/3 of the shares owned by the limited partners. Currently, the partnership holds 17,000 Shares of Class B Common Stock.

  Item 7.  Material to be Filed as Exhibits

                      None

  Signature.
  ------------------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  February 28, 1997 (Revised May 20, 1997)


  /s/ David Schwartz
  Signature


  David Schwartz/NOT APPLICABLE
  Name/Title